Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Pubco from its LinkedIn and X accounts from August 29, 2025 to September 2, 2025:

The above-mentioned communication included a link to the following article:

$875M in Fresh Ethereum Investments: Companies Ramp Up ETH Holdings as Institutional Interest Surges

By: Marco Piccolo

Key Highlights:

●	The Ether Machine has raised its ETH treasury to nearly 500,000 ETH, valued at approximately $2.5 billion, after a $654 million investment from Jeff Berns.

●	SharpLink Gaming added 39,008 ETH last week, increasing its total holdings to 837,230 ETH worth over $3.6 billion.

●	Yunfeng Financial Group, backed by Alibaba’s Jack Ma, purchased 10,000 ETH to support its Web3 and RWA initiatives.

Institutional appetite for Ethereum (ETH) continues to grow, with several major firms significantly expanding their ETH reserves in recent weeks. This trend highlights Ethereum’s increasing role as a strategic asset in corporate treasuries, particularly among companies focused on Web3 infrastructure and digital finance.

The Ether Machine strengthens position with $654M ETH injection

The Ether Machine (DYNX) has increased its ETH treasury with an additional 150,000 ETH, valued at $654 million, contributed by Ethereum supporter Jeffrey Berns. This latest infusion brings the firm’s total holdings to nearly 500,000 ETH, or about $2.5 billion, making it the third-largest corporate holder of Ethereum, trailing only BitMine and SharpLink.

Founded just two months ago through the merger of Ether Reserve and Dynamix Corporation, The Ether Machine has quickly established itself as a major ETH accumulator. The latest investment also marks the largest follow-on capital raise by any crypto treasury company to date. Berns will join the company’s board, further aligning with its long-term vision of building a yield-generating ETH treasury.

According to co-founder Andrew Keys, the firm’s treasury scale gives it “unmatched strength and credibility in this market.” With another $367 million in capital still available for future purchases, and a Nasdaq listing expected next quarter, The Ether Machine’s accumulation drive appears far from over. A third funding round, led by Citibank and targeting at least $500 million, is set to begin this week.

SharpLink Gaming crosses 837K ETH in reserves

SharpLink Gaming (SBET), already among the largest ETH holders, purchased 39,008 ETH in the final week of August at an average price of $4,531, spending roughly $177 million. This brings its total ETH holdings to 837,230, with a market value of over $3.6 billion.

The growth of SharpLink’s ETH reserves since June 2025. Image source: Strategic ETH Reserve

The acquisition was financed primarily through $46.6 million in proceeds from the company’s at-the-market equity program. Since launching its ether-denominated treasury strategy on June 2, 2025, SharpLink has also accrued 2,318 ETH in staking rewards and maintains over $71.6 million in deployable cash.

SharpLink’s ETH concentration metric, which measures the ratio of ETH to cash, has nearly doubled since June, now standing at 3.94. This reflects the company’s strong conviction in Ethereum’s long-term value. Notably, Joseph Lubin, Ethereum co-founder and Consensys CEO, was appointed chairman of SharpLink earlier this year following a $425 million private investment round.

Yunfeng Financial adds ETH to balance sheet amid Web3 push

Hong Kong-listed Yunfeng Financial Group, which is linked to Chinese entrepreneur Jack Ma, has entered the ETH treasury space with a 10,000 ETH acquisition, worth about $44 million. The move aligns with its strategic expansion into Web3, digital currencies, real world assets (RWA), and artificial intelligence.

Jack Ma co-founded Yunfeng Capital with David Yu in 2010. In 2015, the company acquired Reorient Group Limited and renamed it to Yunfeng Financial Group in 2016.

Funded from internal cash reserves, Yunfeng’s ETH purchase aims to support RWA tokenization and diversify its asset portfolio. The company emphasized that Ethereum will serve as a key infrastructure asset for future financial innovation and integration. ETH will now be reflected as an investment on Yunfeng’s financial statements.

Yunfeng’s decision reflects a broader institutional trend of viewing ETH not just as a digital asset, but as a foundational layer for decentralized financial applications. The company also plans to explore Ethereum’s applications in insurance and other emerging business verticals.

The above-mentioned communication included a link to the following article:

Ether Machine raises $654 million in private ether financing as Nasdaq debut nears

By: Ateev Bhandari

September 2, 202511:53 AM GMT+1 Updated 6 hours ago

Sept 2 (Reuters) - The Ether Machine has raised $654 million worth of ether in private financing, it said on Tuesday, as the cryptocurrency firm expands its treasury strategy ahead of its Nasdaq listing later this year.

The 150,000 ether - invested by longtime ethereum proponent Jeffrey Berns - will be delivered to its wallet later this week, the company said.

Berns will also join the company’s board of directors.

As cryptocurrencies gain favor across corporate treasuries, ether stands out for its yield-generating ability. Holders can lock up their tokens to support the ethereum network in exchange for rewards, earning active returns.

Ether Machine’s financing comes less than two months after it was formed via a merger between the Ether Reserve and blank-check firm Dynamix Corporation (ETHM.O).

The deal was initially expected to raise over $1.6 billion, with investors like Blockchain.com, Kraken, and Pantera Capital.

Ether Machine is now expected to go public with over 495,362 ether, the world’s second largest cryptocurrency, worth $2.16 billion, and another $367.1 million remaining in capital to acquire additional ether.

THIRD ROUND

When buying crypto, treasury companies try to minimize dilution via instruments like convertible debt or preferred stock to maximize their crypto holdings per share.

“Between the issuance of debt and the ability to do on chain yield generation that surpasses exchange traded funds, we believe that we should be able to sustain a multiple-to-net asset value (mNAV) in perpetuity,” co-founder and Chairman Andrew Keys told Reuters in an interview.

mNAV compares the market capitalization of a company to the actual value of the assets they own.

With the Nasdaq listing expected to close next quarter, the Ether Machine is continuing fundraising, Keys said.

“Citibank is leading our third capital raising round,” Keys said, adding that it would be at least $500 million.

“It starts on Wednesday.”

The following communications were made by Andrew Keys, Co-Founder and Chairman of Pubco, from his LinkedIn and X accounts from August 30, 2025 to September 2, 2025:

The following communications were made by David Merin, Co-Founder and Chief Executive Officer of Pubco, from his LinkedIn and X accounts on September 2, 2025:

The following communications were made by Tim Lowe, Chief Technology Officer of Pubco, from his X account on September 2, 2025 and on August 30, 2025:

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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